November 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form S-1
GraniteShares Gold MiniBAR Trust (File No. 333-226034)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), GraniteShares Gold MiniBAR Trust (the “Registrant”) respectfully requests the withdrawal of the Registrant’s registration statement on Form S-1 (Reg. No. 333-226034) (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2018. The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

At this time, the Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

Additionally, the Registrant requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions regarding this matter, please contact the undersigned at (646) 876-5049 or Tom Conner, counsel to the Trust, at (202) 312-3331.

Very truly yours,

GraniteShares LLC, as Sponsor of the GraniteShares MiniBAR Trust

By:	/s/ William Rhind
William Rhind
Chief Executive Officer and Chief Financial Officer